Indosat Reports Key Highlights

For the Three Months Ended March 31, 2012

Jakarta, Indonesia, 30 April 2012: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to release the key highlights of its unaudited operational and financial results for the three months ended March 31, 2012. The financial statements have been prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

Key Highlights for the three months ended March 31, 2012 compared to results for the three months ended March 31, 2011:

	Year on Year Analysis
	3M 2012	3M 2011*	% change
Operating Revenue* (IDRbn)	4,977.0	4,874.0	2.1
Cellular* (IDRbn)	4,079.8	3,960.6	3.0
Non-Cellular (IDRbn)	897.2	913.4	(1.8)
EBITDA* (IDRbn)	2,337.7	2,256.3	3.6
EBITDA Margin* (%)	47.0	46.3	0.7
Profit Attributable to Owners of the Company (IDRbn)*	16.7	483.7	(96.5)
Cash-out Capex (IDRbn)	1,402.5	1,209.0	16.0
Total Debt (IDRbn)	23,115.5	23,955.3	(3.5)
Total Cellular Subs (mn)	52.1	45.7	14.0

* After restatement due to retrospective application of lease transaction under PSAK 30 (revised 2011) effective January 1, 2012.

Indosat’s reporting of key highlights today coincides with the release of Qatar Telecom Q.S.C. (“Qtel”) results for the three months ended March 31, 2012. As the majority shareholder in Indosat, Qtel fully consolidates Indosat’s results in its own financial reports. Indosat expects the completion, filing and release of its results on May 8, 2012. An analyst and investor call will be held on the same day.

Commenting on the results Harry Sasongko, President Director & CEO of Indosat said:

“Competitive dynamics remain challenging but we are seeing signs of strengthening demand in some of our key segments including data. We are working diligently to ensure the readiness of our networks, products and services to meet these demands. The benefits of our Group-wide business improvement initiatives are starting to come through and we are confident that 2012 will be a year of progress."

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

http://www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends